EQUIVEST FINANCE, INC.
                                2 CLINTON SQUARE
                            SYRACUSE, NEW YORK 13202



RICHARD C. BREEDEN
Chief Executive Officer

                                                               November 24, 1998


Dear Stockholder and Series 2 Preferred Stockholder:

                  In connection with the annual meeting of stockholders of Equivest to be held at Long Wharf Resort, 5 Washington Street, Newport, Rhode Island, on December 8, 1998, enclosed for your information are the Annual Report on Form 10-KSB for the fiscal year ended December 31, 1997, Quarterly Report on Form 10-QSB for the period ended September 30, 1998, Report on Form 8-K in relation to Equivest's acquisition of Eastern Resorts Corporation ("ERC"), filed with the U.S. Securities and Exchange Commission ("SEC") on September 11, 1998 and Report on Form 8-K/A which contains financial information relating to Equivest's acquisition of ERC, filed with the SEC on November 12, 1998.

                  We would be happy to provide you with copies of the exhibits to the above reports at your request. A fee may be charged to cover reasonable expenses incurred by us in furnishing the documents. Requests should be addressed to Eric C. Cotton, Secretary, Equivest Finance, Inc., 2 Clinton Square, Syracuse, New York 13202.




                                        Sincerely,


                                        /s/ Richard C. Breeden
                                        -----------------------------
                                        Richard C. Breeden
                                        Chief Executive Officer





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The annual report of Equivest Finance, Inc. on Form 10-KSB for the fiscal year ended December 31, 1997, filed with the SEC on March 31, 1998, is incorporated by reference herein.


The quarterly report of Equivest Finance, Inc. on Form 10-QSB for the period ended September 30, 1998, filed with the SEC on November 13, 1998, is incorporated by reference herein.


The report on Form 8-K of Equivest Finance, Inc., filed with the SEC on September 11, 1998, is incorporated by reference herein.


The report on Form 8-K/A of Equivest Finance, Inc., filed with the SEC on November 12, 1998, is incorporated by reference herein.